UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File No. 001-42453

PARK HA BIOLOGICAL TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

901, Building C
Phase 2, Wuxi International Life Science Innovation Campus
196 Jinghui East Road
Xinwu District, Wuxi, Jiangsu Province
People’s Republic of China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On October 3, 2025, Park Ha Biological Technology Co., Ltd. (the “Company”) held the 2025 Annual General Meeting (the “Meeting”) at 10 a.m., local time, at 901, Building C Phase 2, Wuxi International Life Science Innovation Campus, 196 Jinghui East Road, Xinwu District, Wuxi, Jiangsu Province, People’s Republic of China 214000. Each ordinary share is entitled to one vote.

Holders of a total of 21,872,753 ordinary shares, out of a total of 33,874,403 ordinary shares issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of two shareholders entitled to vote and present at the meeting in person or by proxy (or, in the case of a corporate shareholder, by its duly authorized representative) at the Meeting as of the record date of September 8, 2025 was reached. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

1. RE-DESIGNATION AND RE-CLASSIFICATION OF SHARES.

It was approved (a) to increase the Company’s share capital by US$250,000.00 such that the Company will be authorized to issue US$300,000 divided into 15,000,000,000 ordinary shares of par value US$0.00002 each; and (b) such shares will be and is hereby re-classified and re-designated as 15,000,000,000 shares in aggregate divided into 12,000,000,000 Class A ordinary shares with a par value of US$0.00002 each with 1 vote per share (the “Class A Ordinary Shares”), and 3,000,000,000 Class B ordinary shares with a par value of US$0.00002 each with 20 votes per share (the “Class B Ordinary Shares”), the current issued and outstanding 33,874,403 ordinary shares of par value of US$0.00002 each be and are re-classified and re-designated as Class A Ordinary Shares (the “Dual-Class Share Capital”), and the 19,050,000 Class A Ordinary Shares held by Xiaoqiu Zhang be surrendered for nil consideration, and the issuance of 19,050,000 Class B Ordinary Shares to Xiaoqiu Zhang, such that, the Company shall become authorized to issue US$300,000 divided into 15,000,000,000 ordinary shares of par value US$0.00002 each divided into (i) 12,000,000,000 Class A ordinary shares with a par value of US$0.00002 each with 1 vote per share and (ii) 3,000,000,000 Class B ordinary shares with a par value of US$0.00002 each with 20 votes per share.

For	Against	Abstain
21,655,675	213,990	3,088

2. AMENDMENT AND RESTATEMENT OF THE COMPANY’S CURRENT AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

It was approved to amend and restate the Company’s current amended and restated memorandum and articles of association to reflect the Dual-Class Share Capital Structure by adoption of the New Amended and Restated Memorandum and Articles of Association in the form attached as Exhibit 3.1 to reflect the change in the authorized share capital and to set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares and to streamline the shareholders’ meeting and requirements.

For	Against	Abstain
21,653,388	216,112	3,253

The foregoing description of the amendments is qualified in its entirety by reference to the full text of the New Amended and Restated Memorandum and Articles of Association, a copy of which is attached as Exhibit 3.1 hereto and is incorporated by reference herein.

3. THE SHARE CONSOLIDATION.

It was approved that a share consolidation (the “Share Consolidation”) of the Company’s authorized issued and unissued ordinary shares at a ratio from one (1)-for-five (5) to one (1)-for-thirty (30), with the exact ratio to be set at a whole number within this range to be determined by the Company’s Board in its discretion to be effective on a date as may be determined by the Board and announced by the Company no later than the first anniversary of the Record Date. Such post-consolidated Class A Ordinary Shares having the same rights and being subject to the same restrictions as the pre-consolidated Class A Ordinary Shares and such post-consolidated Class B Ordinary Shares having the same rights and being subject to the same restrictions as the pre-consolidated Class B Ordinary Shares as set out in the Company’s New Amended and Restated Memorandum and Articles of Association in effect at the time of effective date, and any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share at the participant level; the Company’s Board shall determine such effective date in its discretion and attend to any consequential amendments or filings required to be made in connection with the New Amended and Restated Memorandum and Articles of Association.

For	Against	Abstain
21,684,731	184,942	3,080

4. RATIFY OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

It was approved to ratify the appointment of WWC P.C. as the Company’s independent registered public accounting firm to audit the consolidated financial statements of the Company for the Company’s fiscal year ending October 31, 2025.

For	Against	Abstain
21,707,846	161,651	3,256

Exhibits

Exhibit No.	Exhibit
3.1	Form of Amended and Restated Articles of Association.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 8, 2025

Park Ha Biological Technology Co., Ltd.

By:	/s/ Xiaoqiu Zhang
Name:	Xiaoqiu Zhang
Title:	Chief Executive Officer and Chairperson of the Board

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